FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82      .

Diageo announces its preliminary results for the year ended 30 June 2003
DIAGEO CONSOLIDATED BALANCE SHEET
DIAGEO CONSOLIDATED CASH FLOW STATEMENT
MOVEMENTS IN NET BORROWINGS
DIAGEO CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
NOTES
SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement
Preliminary results for the year ended 30 June 2003
(4 September 2003)

4 September 2003 (7.00 am)

Diageo announces its preliminary results for the year ended 30 June 2003

Diageo has now completed its strategic realignment behind premium drinks and is well placed to continue to deliver profitable growth.

	2003	2002		Reported movement	Organic movement
	£ million	£ million		%	%

Turnover
Premium drinks	8,961	8,704		3	3
Discontinued operations
— Pillsbury	—	1,455
— Burger King	479	1,123

	9,440	11,282		(16)

Operating profit before exceptional items
Premium drinks	1,976	1,766		12	7
Discontinued operations
— Pillsbury	—	184
— Burger King	53	156

	2,029	2,106	**	(4)

•	Associate income* increased to £478 million (2002 — £324 million)

•	EPS* up 13% to 49.0 pence (2002 — 43.2 pence)

•	Recommended final dividend up 8.3% to 15.7 pence per share, making 25.6 pence per share for the full year, an increase of 7.6%

PREMIUM DRINKS ORGANIC MOVEMENT

•	Volume up 1%

•	Net sales up 4%

•	Marketing investment up 5%

•	Operating profit* up 7%

•	Operating margin* improved by 1.8 percentage points to 22.1%

OTHER KEY FINANCIALS

•	£97 million improvement in economic profit to £544 million

•	Free cash flow up £352 million to £1,144 million

•	Return on invested capital improved by 0.8 percentage points to 12.8%

•	£852 million returned to shareholders via share buy-back programme

•	Exceptional costs before taxation, £1,502 million, mainly the disposal of Burger King, £1,457 million

•	Profit before tax and minority interests, £654 million

•	Basic EPS of 2.4p, impacted by loss on disposal of Burger King

*	Before exceptional items

**	Restated to deduct goodwill amortisation of £12 million (discontinued operations £10 million, premium drinks £2 million)

Paul Walsh, Chief Executive of Diageo, commenting on the year ended 30 June 2003 said:

“In the year ended 30 June 2003, Diageo’s performance proved resilient despite tough trading conditions. Our goals for the year were: deliver top and bottom line growth, successfully integrate the Seagram brands, improve our route to market and enhance our brand positions. In a year when the international business environment posed significant challenges, we have made substantial progress against these goals.

“In premium drinks, we have delivered value creating growth despite the challenges we have faced in a number of markets, including weakness in the ready to drink segment in the United States and Great Britain. On an organic basis volume is up 1%, net sales up 4% and operating profit up 7%. Diageo’s operating margin, return on invested capital and free cash flow have all improved and EPS before exceptional items is up 13%.

“The Seagram brands are now fully embedded in the organisation. They are making a substantial contribution to our business performance. The acquisition of the Seagram business has allowed us to improve our route to market in South Korea and especially in the United States. The implementation of our Next Generation Growth distribution strategy in the United States means Diageo is uniquely placed in the US market. Almost 80% of our US volume is now sold through dedicated sales teams.

“We have enhanced our brand positions, increasing share through effective marketing campaigns and excellent execution against marketing initiatives. We are taking a proactive approach on the issues facing the beverage alcohol industry and our marketing campaigns reflect our long-term commitment to the responsible consumption of our brands.”

Commenting on current trading, Paul Walsh said:

“As we begin the new financial year, some of the issues we faced at the beginning of last year, including economic pressures in Latin America have receded but the future still remains difficult to predict. There are signs that trading conditions are improving in North America, Great Britain and Spain but further evidence of a more broadly based recovery will be required before we conclude that there is a sustainable upturn. However, Diageo has demonstrated that it can generate growth in challenging times and, as a result of the sustained investment we have made in our brands and markets, Diageo is well positioned to benefit if general trading conditions improve.”

Explanatory notes

Unless otherwise stated, percentage movements given throughout this statement for volume, turnover, net sales, marketing investment, contribution after marketing and operating profit are organic movements (at level exchange and after adjusting for acquisitions and disposals) for continuing operations. They are before exceptional items. Comparisons are with the equivalent period last year.

Volume has been measured on an equivalent servings basis to nine litre cases of spirits. Equivalent units are calculated as follows: beer in hectolitres is divided by 0.9, wine in nine litre units is divided by 5, ready to drink in nine litre units is divided by 10. An equivalent unit represents approximately 272 servings. A serving comprises 33ml of spirits; 165ml of wine; or 330ml of ready to drink or beer.

Net sales are turnover less excise duty.

References to ready to drink include flavored malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule and Smirnoff Spin. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

The market data contained in this results announcement is taken from independent industry sources in the markets in which Diageo operates.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and licence to Diageo for its use.

The reporting format has been revised to separate goodwill amortisation from exceptional items. Goodwill amortisation is now included in the ‘before exceptional items’ column of the profit and loss account.

For further information

Diageo’s preliminary results presentation to analysts and investors will be broadcast at 09.30 (BST) on Thursday 4 September 2003 on Diageo’s internet home page at the address: www.diageo.com. Prior to the live link, the presentation slides and accompanying text will also be available to download from Diageo’s home page.

You will be able to listen to a live broadcast of the presentation and to the questions and answers session. The number to call is:

From:	UK/Europe:	+44 (0) 20 8400 6304
	Back up no:	+44 (0) 20 8400 6320

An instant replay facility will be available from 13.00 (BST) to call in and listen to the morning session. The facility will be available until 18 September 2003 and the number to call is:

From:	UK/Europe:	+44 (0) 20 8797 2499	Access code: 925047#
	US/Canada:	+1 303 590 3060	Access code: 21013118#

You will be able to view a recording of the presentation and Q&A session on the Diageo website from 14.00 (BST) on the day. This facility will be available until October 2003.

A press conference will take place beginning at 12.30 (BST) on Thursday 4 September and will be broadcast live from a link on www.diageo.com.

Diageo management will host a teleconference to US and European analysts and investors at 15.00 (BST) on Thursday 4 September. Call this number to listen or ask a question:

From:	UK/Europe:	+44 (0) 20 8901 6901
	US/Canada:	+1 613 287 8027

The teleconference will be available on instant replay from 17.00 (BST) and will be available until 18 September 2003. The number to call is:

From:	UK/Europe : +44 (0) 20 8797 2499	Access code: 925049#
	US/Canada : +1 303 590 3060	Access code: 21013117#

Investor enquiries to:	Catherine James	+44 (0) 20 7927 5272 Investor.relations@diageo.com
Media enquiries to:	Kathryn Partridge	+44 (0) 20 7927 5225 Media@diageo.com

DIAGEO PLC

OVERVIEW

Diageo’s performance in the year ended 30 June 2003 further illustrates the strategic benefits delivered by the decision to create a consumer focused premium drinks company with wide geographic diversity, strong brands and leading positions in the important beverage alcohol markets of the world. Diageo’s financial year opened in the generally uncertain environment faced by all international businesses followed, in the second half, by the Iraqi conflict and the SARS outbreak. Against this background Diageo has again delivered organic top and bottom line growth with volume up 1%, net sales up 4% and operating profit up 7%. The performance has also benefitted from the addition of the former Seagram brands and therefore reported operating profit growth in premium drinks is 12%.

The consistently good performance of the global priority brands remains the engine for overall growth. In line with the prior year, the global priority brands excluding ready to drink have delivered 4% organic volume growth. The ready to drink brands have achieved 5% volume growth despite the withdrawal of Captain Morgan Gold although profitability is down year on year. Despite this, overall operating margins have improved, benefitting from the integration of the former Seagram brands and mix improvements in the non ready to drink brands.

North America delivered operating profit growth of 11%. Strong performance by the priority brands and synergies from the successful integration of the former Seagram brands were partially offset by weakness in the ready to drink segment. Great Britain also delivered strong growth in the global priority spirits brands and despite weakness in the ready to drink segment, operating profit growth of 15% was achieved. In Ireland, the continued decline in the beverage alcohol market has impacted the Diageo business and operating profit was down 9%. Conversely the performance in Spain improved in the second half and operating profit declined by 5% for the full year against a decline of 15% for the first half.

Key markets, where operating profit was up 3%, cover geographies that have faced the most challenging conditions in the last year. While tough economic conditions and exchange controls in Venezuela have led to a dramatic reduction in operating profit, there was strong growth in Africa. Venture markets continued their very strong growth with operating profit up 14%. The performance achieved in the year illustrates the effectiveness of the venture market business model that focuses on proven drivers of brand growth.

OPERATING AND FINANCIAL REVIEW
for the year ended 30 June 2003

OPERATING REVIEW

Under UK GAAP, turnover decreased by 16%, on a reported basis, from £11,282 million in the prior year to £9,440 million in the year ended 30 June 2003, following the disposals of Pillsbury in October 2001 and Burger King in December 2002, both of which are accounted for as discontinued operations. For continuing operations, which now represent Diageo’s premium drinks business, turnover increased by 3% from £8,704 million in the year ended 30 June 2002 to £8,961 million in the year ended 30 June 2003. On an organic basis, turnover also grew 3%. The Seagram spirits and wine businesses, which were acquired on 21 December 2001, contributed £1,214 million to turnover during the year, compared to £573 million in the six month period ended 30 June 2002.

Operating profit increased 13%, on a reported basis, from £1,653 million to £1,861 million. The results for the year included an operating profit contribution of £53 million from discontinued operations (Burger King only), compared with £319 million in the year ended 30 June 2002 (Burger King and Pillsbury). The operating profit for the year ended 30 June 2003 is after exceptional operating charges of £168 million compared to £453 million (including £21 million in respect of discontinued operations) for the year ended 30 June 2002.

Operating profit before exceptional items for premium drinks increased by 12%, on a reported basis, from £1,766 million to £1,976 million. In premium drinks on an organic basis operating profit increased 7%.

Marketing investment for premium drinks increased 5%, on a reported basis, to £1,185 million and organic growth was 5%. Excluding spend in the second half of last year of £15 million in respect of the launch of Captain Morgan Gold, the underlying increase was higher at 6%. Marketing investment in the global priority brands grew 4% to £769 million. The major drivers of the increase were: higher spend on Johnnie Walker, Baileys and on Smirnoff, behind the launch of Smirnoff ready to drink in key and venture markets. Marketing investment on J&B declined and spend on Guinness was down as a result of a reduction in Great Britain and in Ireland.

The net interest charge decreased by 12% from £399 million in the prior year to £351 million in the year ended 30 June 2003. Reported profit before exceptional items, taxation and minority interests increased by 6% from £2,031 million in the year ended 30 June 2002 to £2,156 million in the year ended 30 June 2003.

Charges in respect of the disposal of businesses and fixed assets were £1,313 million in the year ended 30 June 2003, with the loss on disposal of Burger King of £1,457 million being offset by other gains. The loss on disposal of Burger King impacted both profit before taxation and minority interests, which decreased by £1,682 million from £2,336 million to £654 million in the year ended 30 June 2003, and profit for the year, which decreased by £1,541 million from £1,617 million to £76 million.

VOLUME AND NET SALES ORGANIC GROWTH BY BRAND

	Equivalent units	Volume growth	Net sales growth
	(millions)%		%

Smirnoff	23.0	6	8
Johnnie Walker	10.8	2	2
Guinness	11.4	2	6
Baileys	6.2	10	13
J&B	6.0	(5)	(6)
Captain Morgan*	2.5	(1)	(12)
José Cuervo	4.2	7	7
Tanqueray	1.9	3	7

Total global priority brands	66.0	3	5
Local priority brands	17.1	(1)	4
Category brands	26.8	(3)	1

	109.9	1	4
Acquisitions	9.4

Total	119.3

*	Captain Morgan included for second half only with first half volume included in acquisitions.

•	Smirnoff volume excluding ready to drink was up 6% and net sales were up 10%

•	Excluding Captain Morgan Gold, volume of Captain Morgan was up 11% and net sales were up 14%

Volume for premium drinks increased 5%, on a reported basis, and 1% on an organic basis. Organic volume growth of the global priority brands was 3%, local priority brands declined 1% and the category brands that comprise the rest of Diageo’s brand portfolio, declined 3%. Excluding ready to drink, overall volume growth of the global priority brands was 4% and all global priority brands delivered volume growth with the exception of J&B. Volume of ready to drink brands grew 5% on an organic basis, mainly driven by the launch of Diageo’s ready to drink brands into new markets.

Reported net sales for premium drinks increased 3% from £6,585 million to £6,795 million, and on an organic basis net sales increased 4%. Organic net sales of the global priority brands increased 5%, local priority brands increased 4% and category brands were up 1%. Net sales growth of the global priority brands excluding ready to drink increased 5%. This is slightly lower than last year’s growth of 6%, as a result of the decline in net sales in J&B. On a reported basis, ready to drink net sales declined 4% from £814 million to £785 million; on an organic basis, net sales growth was 3%.

REVIEW BY MARKET

		2003		2002
	Turnover	Operating profit*	Turnover	Operating profit*
	£ million	£ million	£ million	£ million

North America	2,795	729	2,669	550
Great Britain	1,429	219	1,467	204
Ireland	953	141	937	151
Spain	424	99	380	94

Major markets	5,601	1,188	5,453	999
Key markets	2,129	522	2,078	524
Venture markets	1,231	266	1,173	243

	8,961	1,976	8,704	1,766

*	Before exceptional items.

ANALYSIS BY INDIVIDUAL MARKET

North America

Key measures:

	2003	2002	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			15	1
Turnover	2,795	2,669	5	1
Net sales	2,335	2,230	5	1
Marketing	405	408	(1)	(3)
Operating profit before exceptional items	729	550	33	11

Turnover in North America increased 5% from £2,669 million in the year ended 30 June 2002 to £2,795 million in the current year. This increase was primarily due to the turnover derived from the Seagram brands, acquired in the joint acquisition of the Seagram spirits and wine business in December 2001, which contributed £444 million in the six months ended 31 December 2002. The effect of brand disposals and of exchange rate movements in the US dollar reduced turnover in the year ended 30 June 2003 by £105 million and £238 million, respectively.

The Seagram brands were the main factor in growing operating profit before exceptional items in North America from £550 million last year to £729 million in the year ended 30 June 2003 contributing £154 million in the six months ended 31 December 2002.

Organic brand performance:

	Volume	Net sales
	growth %	growth %

Smirnoff	4	(2)
Johnnie Walker	2	7
José Cuervo	10	9
Baileys	14	17
Tanqueray	2	7
Guinness	1	1
Captain Morgan	(6)	(17)
J&B	(6)	(6)
Total global priority brands	4	2
Local priority brands	1	4
Category brands	(7)	(3)
Total	1	1

•	Smirnoff volume excluding ready to drink was up 9% and net sales was up 11%

•	Excluding Captain Morgan Gold, volume of Captain Morgan was up 8% and net sales up 10%

•	Excluding ready to drink total volume was up 3% and net sales up 5%

Volume growth in North America was driven by the strong performance of the priority spirits brands. Global priority brand volume excluding ready to drink grew 7%. Ready to drink volume, which includes flavored malt beverages and ready to drink in the United States and ready to drink in Canada, was down 17%, representing a decline in Smirnoff ready to drink of 11% and the withdrawal of Captain Morgan Gold.

Smirnoff had another strong year despite weakness in Smirnoff ready to drink. Excluding ready to drink, volume was up 9%, driven by strong growth in Smirnoff Red and the continued success of the Smirnoff Twist flavoured vodka range. Smirnoff Red increased its share to 23.1%. The brand’s volume growth was driven by the success of the ‘What’s your mix’ advertising campaign. In addition, Smirnoff Red continues to benefit from spend behind Smirnoff ready to drink and Smirnoff Twist.

Smirnoff ready to drink volume was down 11%. The launch of Smirnoff Ice Triple Black in January 2003 partially offset softness in Smirnoff Ice.

Volume of Johnnie Walker Red Label improved in the second half of the year. Johnnie Walker Black Label also gained share although volume growth slowed from the first half. Net sales for the total brand were up 7% due to volume growth, favourable mix and price increases of 3% in selected markets.

Baileys continued its impressive growth driven by national advertising around a very successful holiday programme, and the continued success of initiatives to broaden the appeal of the brand to new occasions. The launch of Baileys Minis in May also contributed incremental volume and revenue, as well as generating momentum for the brand.

The strategy for J&B in North America is to maximise value and in the year contribution from the brand increased as marketing expenditure was reduced.

José Cuervo continues to be the leader in US tequila sales. The key drivers of its growth were high consumer visibility, the success of national advertising and an increased trial programme.

The success of the “Distinctive Since” campaign was a key driver of the growth in Tanqueray. Both Tanqueray and Tanqueray No. TEN increased their share of the category.

Excluding Captain Morgan Gold ready to drink, Captain Morgan volume was up 8% and net sales were up 10% driven by increased advertising and media spending for Captain Morgan Original Spiced Rum.

Guinness volume grew slightly in the year driven by strong performance by bottled Guinness Extra Stout and Guinness Draught in Bottles.

Local priority brand volume was up 1% for the year, with net sales up 4%. Crown Royal showed strong gains, as did Sterling Vineyards, however these were partially offset by volume decline in Gordon’s Gin, Beaulieu Vineyard, and other smaller brands. Volume of category brands was down 7% for the year, with net sales down 3%. The decrease in volume was due to declines in Gordon’s Vodka and other smaller category brands. Bass volume was down versus the prior year; distribution of the brand was returned to Interbrew as of 30 June 2003. There has been a mix improvement due to inclusion of the former Seagram brands and the launch of Cîroc.

Other business performance drivers:

•	Almost 80% of Diageo’s volume now distributed through dedicated sales teams

•	Ready to drink segment under pressure

•	Efficiencies generated savings of over 10% in media planning and buying

•	Share of US spirits brands increased by 0.3 percentage points to 27.3%

Diageo North America continued to progress its strategic initiatives. In particular its Next Generation Growth (NGG) programme has made excellent further progress. In the second half of the year, new distribution and brokerage agreements were reached in 9 more states and additional distributors established dedicated sales forces. Distributors and brokers in 34 states and Washington DC, representing nearly 80% of Diageo’s volume, are now supporting Diageo’s brands with just under 2,000 sales personnel working in teams solely dedicated to Diageo and Schieffelin & Somerset brands.

Following two years of rapid growth, flavored malt beverages in the United States have slowed considerably and volume in the segment was broadly level for the year. Of the new launches this year, Smirnoff Ice Triple Black was the most successful and it is now the second best selling flavored malt beverage in the United States behind Smirnoff Ice. Flavored malt beverages currently represent 2% of the beer category, of which Smirnoff ready to drink is estimated to constitute about a third.

Diageo’s share of US spirits increased in the year to 27.3% as a result of share gains in most priority brands.

Diageo has now consolidated to one media planning and buying agency resulting in a 10% reduction in media spend against prior year cost levels. In addition a 15% reduction versus prior year was achieved in media production costs. Marketing spend was therefore 3% below prior year while share of voice in the combined beer and spirits category increased.

Great Britain

Key measures:

	2003	2002	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			(2)	5
Turnover	1,429	1,467	(3)	6
Net sales	839	896	(6)	2
Marketing	188	188	—	2
Operating profit before exceptional items	219	204	7	15

Turnover in Great Britain was down 3% from £1,467 million last year to £1,429 million in the year ended 30 June 2003. The principal reason for this decrease was the termination of the distribution rights for Jack Daniels and Southern Comfort in Great Britain in August 2002 which reduced turnover by £108 million. The acquired Seagram brands contributed £17 million to turnover in the six months ended 31 December 2002. The organic increase in the year was £80 million.

Operating profit before exceptional items was up £15 million from £204 million in the year ended 30 June 2002 to £219 million in the year ended 30 June 2003. Organic growth of £28 million was offset by a net negative impact of acquisitions and disposals of £13 million.

Organic brand performance:

	Volume	Net sales
	growth %	growth %

Smirnoff	7	(1)
Guinness	(1)	(1)
Baileys	29	30
Total global priority brands	6	2
Local priority brands	(3)	(11)
Category brands	14	14
Total	5	2

•	Smirnoff volume excluding ready to drink was up 11% and net sales up 16%

•	Excluding ready to drink total volume was up 6% and net sales up 7%

Great Britain has achieved solid volume growth in the year and again increased share driven by growth of the global priority spirits brands. Growth in the spirits brands offset the decline in volume in ready to drink and beer.

Smirnoff Red retained its leadership position in terms of share. Excluding ready to drink, volume grew 11%. In addition, a 6% price increase was achieved in September 2002 against strong competition from the value end of the category.

Smirnoff ready to drink volume fell 3% in the year and net sales declined by 11%. However, the brand grew share by 2 percentage points. The ready to drink segment has been significantly impacted by the duty increase in April 2002, with volume declining by 4% in the year ended 30 June 2003. Diageo absorbed the duty increase and as a result net sales value per equivalent unit reduced by 9%. In addition, the duty impact has been exacerbated by a move towards value offerings and by shifts in consumer drinking habits away from the on-trade and city centre venues, which are the primary outlets for ready to drink occasions.

Baileys continued its very strong growth. Share increased to 41% in the face of the introduction of two competing products into the category. The launch of Baileys Minis and continued media awareness contributed to this growth as did brand building activity focused on broadening consumer enjoyment of the brand into new occasions.

Guinness performed well in a difficult beer market, with net sales down only 1%, compared with a 3% net sales decline in the beer category.

Local priority brand volume declined 3%. Despite volume growth, net sales of Gordon’s, excluding ready to drink, declined by 2%, due to increased competitive pressure in the off-trade.

The blended whisky segment continues to be driven by aggressive pricing but Bell’s has maintained its lead in the segment.

Archers had a disappointing year with both its schnapps and ready to drink products showing volume decline. Archers volume declined by 6%. Archers Aqua volume fell by 27% driven by the ready to drink segment downturn which was more pronounced in the fruit flavoured ready to drink segment.

Diageo’s category brands performance has been driven by excellent growth from Pimm’s, Piat d’Or and Blossom Hill.

Other business performance drivers:

•	Increased resources behind sales execution

A comprehensive restructuring of the customer sales force drove growth in Great Britain. The new structure both increased frequency of contact with customers and generated more effective sales promotions.

Ireland

Key measures:

	2003	2002	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			(6)	(5)
Turnover	953	937	2	(1)
Net sales	638	625	2	—
Marketing	67	65	3	—
Operating profit before exceptional items	141	151	(7)	(9)

In Ireland, turnover increased from £937 million last year to £953 million in the year ended 30 June 2003. Exchange rate movements increased turnover by £40 million, partially offset by an organic decline in sales.

Operating profit before exceptional items was £10 million lower than the previous year at £141 million. Favourable exchange rate movements on the euro were more than offset by the weaker performance of the brands compared to last year.

Organic brand performance:

	Volume	Net sales
	growth %	growth %

Guinness	(4)	—
Smirnoff	(5)	(7)
Baileys	(2)	(1)
Total global priority brands	(4)	(1)
Local priority brands	(5)	(1)
Category brands	(7)	1
Total	(5)	—

In a weakening market in Ireland, Diageo volume declined by 5% and Diageo Ireland lost some share. The loss of share is mainly driven by the shift to at home consumption where Guinness and spirits are under-represented. In addition, over 50% of Diageo’s off-trade volume is in premium beer which has been impacted by aggressive price discounting by competitors in the off-trade. There has also been a shift in consumption towards wine and away from spirits and ready to drink since the duty increase.

Guinness held share in the year for the first time in ten years despite volume decline of 4%. Net sales were level, benefitting from a price increase.

The decline in spirits and ready to drink volume in the second part of the year reflects the impact of the duty increase of over 40% in spirits and nearly 100% in ready to drink implemented in December 2002. Smirnoff Red and Baileys both gained share. Smirnoff ready to drink volume declined 6%, however Diageo’s share of ready to drink was maintained.

Volume in each of the local priority brands, Budweiser, Smithwicks and Carlsberg, all declined. The duty increase also impacted volume growth of the category brands, 45% of the volume of which is spirits. Volume of Diageo’s wine brands declined by 7%.

Other business performance drivers:

•	Continued decline in beverage alcohol market driven by a weakening economic environment

•	Implementing a reorganisation to reduce costs and improve effectiveness

As previously described the beverage alcohol market in Ireland deteriorated further as a result of declining consumer confidence, the continuing slowdown in economic growth and the excise duty increase on spirits and ready to drink which led to retail price increases of around 20%. The social aspects of drinking are a significant issue in Ireland. As part of its ongoing social responsibility programme, Diageo has participated fully in the establishment of MEAS — a new independent association established as part of the social responsibility programme undertaken by the industry.

In response to the changes in the beverage alcohol market in Ireland, Diageo is in the process of implementing a reorganisation which is expected to result in a less complex and lower cost operating model. The cost of achieving this is not expected to give rise to a charge to exceptional items.

Spain

Key measures:

	2003	2002	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			5	(1)
Turnover	424	380	12	1
Net sales	322	298	8	(1)
Marketing	70	71	(1)	(9)
Operating profit before exceptional items	99	94	5	(5)

Turnover in the Spanish market rose £44 million to £424 million in the year ended 30 June 2003 compared with the prior year. The reasons for this increase are the favourable impact of exchange rate movements in the year (£15 million) and the benefit of the acquired Seagram brands, principally Cacique, which contributed £35 million to turnover in the six months ended 31 December 2002.

Operating profit before exceptional items was up £5 million to £99 million in the year ended 30 June 2003 as the benefit of acquired brands of £11 million was partially offset by an organic decline of £5 million.

Organic brand performance:

	Volume	Net sales
	growth %	growth %

J&B	(3)	(7)
Baileys	(2)	1
Johnnie Walker	(4)	(14)
Smirnoff	(8)	(2)
Total global priority brands	(4)	(7)
Local priority brands	25	16
Category brands	3	13
Total	(1)	(1)

Organic operating profit was down 5% as the volume increase in dark rum was partially offset by declines in scotch. Marketing investment declined by 9% mainly due to the decision to reschedule the J&B advertising campaign originally planned for April to September 2003.

The performance in the six months ended 30 June 2003 is in contrast to that of the first half of the year with volume up 14% having been 11% down in the first half. This was primarily driven by 9% growth in the volume of J&B in the second half and the inclusion of Cacique for the first time in organic growth in the second half.

The decline in global priority brands in the first half was mainly driven by the poor economic environment and by the tough prior year comparison driven by the duty increase in January 2002. Volume declined by 4% in the full year against an 13% decline in the first half. Net sales decreased by 7% for the full year against a 11% decline in the first half.

J&B volume was down 3% for the full year following a decline of 11% in the first half as volume in the second half grew 9%. Johnnie Walker volume was down 4% for the full year having been down 13% in the first half, an increase of 10% in the second half.

The other major global priority brands in Spain, Smirnoff Red and Baileys, saw volume decline in the difficult environment of the first six months. Volume and net sales increased in the second half.

Cacique continued to make share gains partially through increased distribution and therefore benefitting from its leading position in a growing category volume was up 40%. In addition a price increase was implemented in May 2003. Cardhu volume grew 2%.

Other business performance drivers:

•     Market share gains on J&B , Baileys, Johnnie Walker Red Label and Cacique

In the Scotch segment Diageo’s brands gained share slightly with gains by J&B and Johnnie Walker Red Label partially offset by share decline in VAT69.

Key markets

Key measures:

	2003	2002	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			—	(2)
Turnover	2,129	2,078	2	3
Net sales	1,686	1,631	3	5
Marketing	269	239	13	12
Operating profit before exceptional items	522	524	—	3

In key markets, turnover rose £51 million from £2,078 million in the year ended 30 June 2002 to £2,129 million this year. Turnover was boosted by the acquired Seagram brands which contributed £141 million in the six months ended 31 December 2002, and by an organic increase of £53 million. However, unfavourable exchange variances of £113 million, and the impact of disposals of £30 million reduced turnover.

Operating profit before exceptional items was down £2 million at £522 million for the year ended 30 June 2003. Exchange losses on the Venezuelan Bolivar adversely affected operating profit by £30 million offset by the impact of acquired Seagram brands which contributed £39 million to operating profit before exceptional items in the six months ended 31 December 2002.

Organic brand performance:

	Volume	Net sales
	growth %	growth %

Johnnie Walker	(1)	(3)
Guinness	9	29
J&B	(10)	(9)
Smirnoff	2	11
Baileys	(2)	2
Total global priority brands	1	5
Local priority brands	(3)	15
Category brands	(5)	(1)
Total	(2)	5

The volume growth in overall global priority brands was led by a continued strong performance of Guinness in Africa. Johnnie Walker volume declined as growth in Johnnie Walker Red Label, up 2%, was offset by a 6% decline in Johnnie Walker Black Label. Johnnie Walker Black Label was impacted by the tough trading environment in Latin America. Excluding Latin America Johnnie Walker Black Label volume was up 4%. Ready to drink volume was up 26% driven by further strong performance of Diageo’s ready to drink brands in Australia and by the Smirnoff Ice launches in Taiwan, France, Japan and Global Duty Free.

Local priority brand volume fell as strong performance on Bundaberg Rum, up 16%, and Guinness Malta, up 17%, only partially compensated for the decline in Buchanans in Venezuela and for the impact which the change of distributor arrangements for Dimple in South Korea had on sales of that brand in the first half. Volume of category brands fell by 5% driven by the decline in VAT69 in Venezuela and by the decline in Spey Royal in Thailand in the first half. This was partially offset by growth in category brand volume in Africa.

While overall volume declined, net sales grew reflecting the benefit of strong price increases gained on the Guinness brand in Africa. Marketing investment grew by 12% driven by increased spend behind new brand launches and the relaunches of Johnnie Walker and Dimple in Korea.

Other business performance drivers:

•	Strong performance in Africa

•	Strong volume growth in Australia

•	Continued impact of difficult economic situation in Latin America

•	Impact of SARS in Asia and Global Duty Free

•	Competitor pricing in Portugal

As previously noted, several of Diageo’s key markets are in geographies which have faced the most difficult challenges of the last year. The overall profitability of the key markets in Latin America declined. This was partially offset by growth in Africa and in Korea while other key markets broadly maintained operating profit year on year.

Africa, which is Diageo’s second largest market by volume, and its third largest market by operating profit, gained further momentum in the second half. Volume was up 6% and net sales up 18% for the full year. Guinness volume was up 10% driven by the continued success of the Michael Power campaign. Malta Guinness volume increased by 17% as distribution improved in Nigeria and Cameroon. Additional packaging and brewing capacity resulting from recent investment in Nigeria and Cameroon was also a major contributory factor behind the growth of both Guinness and Malta Guinness. Further capacity expansion projects are planned for the year to come. There was growth across all global priority spirits brands, with the exception of Smirnoff which was impacted by weak economic conditions in South Africa.

In Latin America overall volume and operating profit declined by 16% and 30% respectively. This reflects a dramatic decline in the Venezuelan business and a 7% volume decline in other Latin American markets. Despite a tough environment all markets remain profitable and there have been successes for a number of brands. For example, Smirnoff Red volume in Brazil grew by 12% as the brand benefitted from increased marketing investment. Mexico’s performance was also strong with volume up by 22%, driven by J&B and Baileys which were moved to in-house distribution during the year.

In South Korea, Windsor, the leading scotch whisky brand, gained share in the year and volume grew by 1% in the six months ended 30 June 2003. The structure of the acquisition of the Windsor brands has delivered an operating profit margin improvement. The in-house distribution arrangements for Dimple, the third largest scotch whisky brand, are now fully operational. Dimple distribution was rebuilt from 53% to over 80% of target accounts. The performance of the scotch whisky category slowed in the second half, impacted by the weaker economic environment.

Global Duty Free volume was level despite the impact of the Iraqi conflict and the SARS outbreak on world travel. This reflects extremely strong customer and consumer activities and continued investment in priority brands in this high profile market. Smirnoff Ice was launched in the year in a number of duty free markets and Tanqueray No. TEN was launched with very strong impact.

In Australia Diageo’s leadership position was reinforced as overall share of spirits grew by over 7 percentage points in the year as all the priority brands gained share. Diageo’s spirits business in Australia has benefitted from focus on programmes to improve quality of serve in the on-trade and to improve merchandising in both the on and off-trade. Overall volume increased 16% and net sales were up 14%. Net sales per equivalent unit were slightly down due to the decision to reposition the prices of ready to drink brands to an appropriate price premium to beer. The strong volume growth was driven by Johnnie Walker up 35%, Baileys up 7% and Bundaberg up 16%. Diageo’s ready to drink business grew by 30%. Dark spirits ready to drink performed exceptionally well with both Johnnie Walker and Bundaberg Premix increasing their share of the total ready to drink category. Despite the strong volume performance, operating profit growth was constrained by higher marketing investment and higher pension costs.

Despite a reduction in general consumer confidence the beverage alcohol market in Greece was stable and Diageo volume grew 3%. Volume growth was principally driven by Johnnie Walker Red Label up 5% and Johnnie Walker Black Label up 10%, as both gained share. Ready to drink volume grew 4% as growth in Smirnoff Ice up 8%, and Gordon’s Space up 5%, offset weakness in Archers Aqua and Smirnoff Mule. Marketing expenditure was up 5% to support the launch of new campaigns on a number of brands.

In Taiwan the key driver of volume growth of 9% was again Johnnie Walker which increased 9%. Pricing remained flat in the year but net sales grew 16% due to mix improvements.

In Japan overall volume declined 1%, with Johnnie Walker down 17% and Old Parr down 15%. The scotch category is in decline and Diageo’s brands have also lost some share. This was offset by volume growth in Guinness, up 17%. Smirnoff Ice has sold 51,000 equivalent units since its launch in May.

In Portugal Diageo’s strategy has been to maintain price and not follow the aggressive discounting policy of competitors. In addition a new route to market was introduced in the year which lead to a reduction in stock held by distributors. Consequently volume was down 36% and net sales were down 39%. The change in market dynamics is considered to be long term and, as Diageo’s strategy is to maximise value not volume, Portugal has been managed as a venture market since 1 July 2003.

Venture markets

Key measures:

	2003	2002	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			2	6
Turnover	1,231	1,173	5	10
Net sales	975	905	8	14
Marketing	186	156	19	25
Operating profit before exceptional items	266	243	9	14

Turnover in venture markets increased by £58 million from £1,173 million in the year ended 30 June 2002 to £1,231 million in the year ended 30 June 2003. The main factor in this growth was the strong organic growth which contributed £110 million to turnover compared with the previous year. However, this was offset by unfavourable exchange movements of £33 million and the disposal of brands.

Operating profit before exceptional items, at £266 million for the year ended 30 June 2003, was £23 million higher than in the previous year. The principal element of this increase was organic growth of £32 million.

Organic brand performance:

	Volume	Net sales
	growth %	growth %

Johnnie Walker	7	10
Smirnoff	25	82
Guinness	1	3
Baileys	11	10
J&B	4	4
Total global priority brands	11	22
Local priority brands	(3)	10
Category brands	(2)	(1)
Total	6	14

•	Smirnoff volume excluding ready to drink was up 4% and net sales was up 8%

•	Excluding ready to drink volume was up 2% and net sales up 4%

Volume growth reflected strong growth in global priority brands. In addition ready to drink was an important contributor to venture markets’ growth with further rollouts of Smirnoff Red and Black Ice as well as the full year benefit of last year’s launches.

Johnnie Walker volume grew 7%, however growth slowed in the second half of the year due in part to the impact of the Iraqi conflict and the SARS outbreak on travel. Johnnie Walker Black Label volume was up 12% and Johnnie Walker Red Label grew 4% driven by strong performance across most of the venture markets with the exception of Germany where volume was constrained by competition from lower priced products.

Smirnoff Red volume increased 4% as the brand continued to benefit from the improvement in brand equity which has resulted from the launch of Smirnoff Ice across venture markets. In addition, marketing investment behind Smirnoff Red rose by 7%. Net sales of Smirnoff benefitted from the favourable mix impact of ready to drink.

Guinness volume improved in the second half driven by strong performance in Malaysia. Volume of Red Stripe in Jamaica, venture markets’ only local priority brand, was impacted in the second half by the worsening economic conditions in Jamaica and excise duty increases, but net sales benefitted from price increases in the second half.

Baileys volume grew by 11%, as the brand benefitted from an extremely strong holiday programme and continued marketing investment was increased by 15% versus the prior year.

Other business performance drivers:

•	Marketing investment up 25% mainly behind ready to drink launches and longer term growth projects

•	Operating profit growth led by the Caribbean, Middle East, Nordics and Germany

Marketing investment grew by 25% due to investment to support ready to drink launches as well as investment to support longer term growth behind Baileys in Germany, Italy, the Caribbean and venture markets in Latin America and Johnnie Walker in Asia and the Caribbean.

The Caribbean and the Middle East markets performed strongly as a result of good performance across the global priority brands with volume up on these brands 20% and 10%, respectively.

In Norway, Diageo’s business was successfully maintained by a third party distributor during the six month suspension of Diageo’s trading licence and volume grew. Diageo is now fully operational again in Norway following the reinstatement of the trading licence in February and Smirnoff, Bell’s and Gordon’s have all gained share in the off-trade, a segment which is showing strong growth following a reduction in excise duty. Smirnoff Ice continues to perform well in the Nordics and full year volume was 100,000 equivalent units.

In Germany ready to drink is currently the fastest growing segment in the spirits market and since its launch in February 2002, Smirnoff Ice has sold nearly 500,000 equivalent units. Germany has been managed as a key market since 1 July 2003. In the Netherlands the second half performance was adversely impacted by an 18% duty increase in January and volume was down 2%.

In the venture markets across Asia, overall volume grew by 1% despite the impact of the SARS outbreak. In India the sale of the Gilbey’s Green and White brand in December 2002 has resulted in increased focus on the global priority brands. However strong volume growth in India was offset by weakness in the Philippines where the decline in travel as a result of the SARS outbreak impacted the duty free channel.

FINANCIAL REVIEW

Exchange rates

Exchange rate movements during the year, net of the effect of currency hedging, had no impact on profit before exceptional items and taxation. The adverse impact on group trading profit was £27 million (operating profit £43 million less share of profits of associates £16 million), offset by a beneficial impact on the interest charge of £27 million.

Based on current exchange rates, the impact of adverse exchange rate movements on profit before exceptional items and taxation for the financial year ending 30 June 2004 is estimated to be £20 million.

Post employment plans

Under FRS 17, which Diageo will apply in the year ending 30 June 2004, Diageo’s net deficit before taxation for all significant defined benefit plans (United Kingdom, Ireland, United States and Canada), would be approximately £1,332 million based on the tri-annual valuation as of April 2003. It is estimated that as at the end of August 2003 the deficit is approximately £1 billion. The adoption of the accounting provisions of FRS 17 for the year ending 30 June 2004, in respect of the principal post employment plans, is currently estimated to result in a net charge to profit before exceptional items and taxation of approximately £120 million, compared to a restated £45 million net charge for the year ended 30 June 2003. In addition, there will be a charge of some £8 million in respect of other post employment plans around the world and £20 million in respect of the cost of augmenting pension benefits in Ireland.

Associates

The group’s share of profits of associates before exceptional items was £478 million for the year compared with £324 million for last year. The 21% equity interest in General Mills contributed £287 million (£143 million in the eight months ended 30 June 2002). The net impact of accounting for the equity interest in General Mills as an associate is £139 million after interest and tax and before exceptionals. Monetisation of the holding, either in full or in part, would end the equity accounting treatment.

Exceptional items

Exceptional operating cost items amounted to a charge of £168 million before taxation. This comprised integration and restructuring costs of £225 million, offset by £57 million received on the termination of Bass distribution rights in the United States.

In the year ended 30 June 2003, £177 million was incurred in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (year ended 30 June 2002 — £164 million). Approximately £55 million of these costs were employee related, £7 million was in respect of write-downs of fixed assets, £57 million was incurred in putting in place new distributor and broker agreements as part of the Next Generation Growth programme in the United States, and the balance included consultancy and systems costs. The majority of these costs were incurred in North America and the United Kingdom. It is expected that the total programme cost of restructuring and integrating the business will be approximately $700 million (£460 million) of which $590 million (£390 million) is expected to be cash. The majority of the balance of the cost will be incurred in the year ending 30 June 2004.

£48 million was incurred in respect of the restructuring of the UDV (spirits and wine) and the Guinness (beer) businesses. Total costs of this integration amount to £170 million in the three years ended 30 June 2003, and no further costs are expected.

Exceptional items for associates comprise £18 million for Diageo’s share of General Mills’ exceptional costs incurred on its restructuring of the acquired Pillsbury business, and £3 million in respect of restructuring within Moët Hennessy.

Burger King was sold on 13 December 2002 for $1.5 billion (£0.9 billion). The sale resulted in a pre-tax charge to profit of £1,457 million, after writing back goodwill previously written off to reserves of £673 million. Diageo retained $212 million (£129 million) of subordinated debt, with a ten year maturity (2013), from the Burger King company. Diageo has guaranteed up to $850 million (£515 million) of borrowings of the Burger King Company. These loans have a term of 5 years from December 2002, although Diageo and Burger King structured their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to December 2007.

Interest

The interest charge in the year decreased to £351 million from £399 million in the prior year. The net benefits of £76 million in respect of the disposal of businesses, of £27 million from exchange rate related movements, and of £44 million from the reduction in interest rates were offset by other factors. These factors included an increase of £14 million in the amount relating to the share of General Mills’ interest charge, the effect of business acquisitions, principally the Seagram spirits and wine businesses, of £60 million and the funding of the share repurchases which increased the interest charge by £43 million. Share repurchases totalling £852 million were made during the year.

Taxation

The effective rate of taxation on profit before exceptional items for the year was 25.0% (2002 — 25.2%).

Dividend

The directors recommend a final dividend of 15.7 pence per share, an increase of 8.3% on last year’s final dividend. The full year dividend would therefore be 25.6 pence per share an increase of 7.6%. Payment to ordinary shareholders will be made on 27 October 2003 and payment to US ADR holders will be made on 31 October 2003. The record date for this dividend will be 19 September 2003. A dividend reinvestment plan is available in respect of this dividend and the plan notice date will be 6 October 2003.

Cash flow

Summary cash flow statement

	2003	2002
	£ million	£ million

Operating profit	1,861	1,653
Exceptional operating costs	168	453
Restructuring and integration cash outflow	(185)	(148)
Depreciation and other amortisation	276	314
Increase in working capital	(227)	(125)
Other items	77	(139)

Operating cash inflow	1,970	2,008
Interest less dividends from associates	(295)	(313)
Taxation	(105)	(311)
Net purchase of own shares and investments	(85)	(72)
Net capital expenditure	(341)	(520)

Free cash flow	1,144	792

Free cash inflow was £1,144 million, compared with £792 million in the year ended 30 June 2002. Diageo continues to target free cash flow of £1 billion annually. Cash inflow from operating activities was £1,970 million compared with £2,008 million. Discontinued operations contributed £76 million to operating cash flow (2002 — £346 million). Cash flow from operating activities was after £185 million of restructuring and integration costs and a £227 million increase in working capital. This reflects a reduction in creditors.

Net interest payments were £327 million against £360 million in the prior year. Purchases of tangible fixed assets in the year amounted to £382 million, a decrease of £203 million. Tax payments were £105 million compared with £311 million.

Sales of businesses generated £970 million, arising principally from the disposal of Burger King, the receipt of £173 million from the contingent value right on the sale of Pillsbury and from the receipt of $89 million (£58 million) from the sale of options to General Mills over 29 million ordinary shares of Diageo’s holding in that company.

Balance sheet

Total shareholders’ funds were £4,954 million at 30 June 2003 compared with £6,001 million at 30 June 2002. The decrease was mainly due to the £710 million retained deficit for the period and £852 million costs of the repurchase and cancellation of own shares, offset by the release of £682 million of goodwill previously written off to reserves.

Net borrowings were £4,870 million, a decrease of £626 million from 30 June 2002. This decrease includes the net cash inflow of £833 million on the purchases and sales of businesses and free cash flow of £1,144 million, less £852 million on the repurchase of shares and a £767 million equity dividend payment.

Diageo repurchased 116 million shares in the year at a total cost of £852 million. As previously stated Diageo’s share repurchase programme has been driven by a view of an efficient capital structure for Diageo and a belief that the repurchase of shares represents intrinsic value for shareholders. Diageo has a target range for interest cover of 5 to 8 times. Under the current economic environment it is appropriate for Diageo to target the higher end of that range and the pace of the share repurchase programme will be varied having regard to this policy and other factors.

DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 30 June 2003			Year ended 30 June 2002

	Before exceptional			Before exceptional
	items*	Exceptional items*	Total	items*	Exceptional items*	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Turnover
Continuing operations	8,961	—	8,961	8,704	—	8,704
Discontinued operations	479	—	479	2,578	—	2,578

Total turnover	9,440	—	9,440	11,282	—	11,282
Operating costs	(7,411)	(168)	(7,579)	(9,176)	(453)	(9,629)

Operating profit	2,029	(168)	1,861	2,106	(453)	1,653
Continuing operations	1,976	(168)	1,808	1,766	(432)	1,334
Discontinued operations	53	—	53	340	(21)	319
Operating profit	2,029	(168)	1,861	2,106	(453)	1,653
Share of profits of associates	478	(21)	457	324	(41)	283

Trading profit	2,507	(189)	2,318	2,430	(494)	1,936
Disposal of fixed assets
Continuing operations		(42)	(42)		1	1
Discontinued operations		(1)	(1)		(23)	(23)
Sale of businesses
Continuing operations		16	16		512	512
Discontinued operations		(1,286)	(1,286)		309	309
		(1,313)	(1,313)		799	799
Interest payable (net)	(351)	—	(351)	(399)	—	(399)

Profit before taxation	2,156	(1,502)	654	2,031	305	2,336
Taxation	(539)	52	(487)	(511)	(121)	(632)

Profit after taxation	1,617	(1,450)	167	1,520	184	1,704
Minority interests
Equity	(56)	—	(56)	(49)	—	(49)
Non-equity	(35)	—	(35)	(38)	—	(38)

Profit for the year	1,526	(1,450)	76	1,433	184	1,617
Dividends	(786)	—	(786)	(767)	—	(767)

Transferred to reserves	740	(1,450)	(710)	666	184	850

Pence per share
Basic earnings	49.0p	(46.6)p	2.4p	43.2p	5.6p	48.8p
Diluted earnings	49.0p	(46.6)p	2.4p	43.1p	5.6p	48.7p
Dividends	25.6p		25.6p	23.8p		23.8p
Average shares			3,113m			3,316m

*Goodwill amortisation is included within the ‘before exceptional items’ column and the prior year has been reclassified accordingly

DIAGEO CONSOLIDATED BALANCE SHEET

		30 June 2003		30 June 2002
	£ million	£ million	£ million	£ million

Fixed assets
Intangible assets		4,288		5,434
Tangible assets		1,974		2,545
Investments in associates		3,034		2,899
Other investments		447		284

		9,743		11,162
Current assets
Stocks	2,193		2,316
Debtors — due within one year	2,173		2,209
Debtors — due after one year	897		1,210
Cash at bank and liquid resources	1,191		1,596

	6,454		7,331

Creditors — due within one year
Borrowings	(3,563)		(3,718)
Other creditors	(3,283)		(3,645)

	(6,846)		(7,363)

Net current liabilities		(392)		(32)

Total assets less current liabilities		9,351		11,130
Creditors — due after one year
Borrowings	(2,981)		(3,711)
Other creditors	(18)		(49)

		(2,999)		(3,760)
Provisions for liabilities and charges		(869)		(814)

		5,483		6,556

Capital and reserves
Called up share capital		897		930
Reserves		4,057		5,071

Shareholders’ funds		4,954		6,001
Minority interests
Equity	186		184
Non-equity	343		371

		529		555

		5,483		6,556

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

		Year ended		Year ended
		30 June 2003		30 June 2002
	£ million	£ million	£ million	£ million

Net cash inflow from operating activities		1,970		2,008
Dividends received from associates		60		87
Returns on investments and servicing of finance
Interest paid (net)	(327)		(360)
Dividends paid to equity minority interests	(28)		(40)

		(355)		(400)
Taxation		(105)		(311)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(382)		(585)
Net purchase of own shares and investments	(85)		(72)
Sale of fixed assets	41		65

		(426)		(592)
Acquisitions and disposals
Purchase of subsidiaries	(137)		(3,592)
Sale of subsidiaries, associates and businesses	970		5,100

		833		1,508
Equity dividends paid		(767)		(758)
Management of liquid resources		256		92
Financing
Issue of share capital	4		11
Own shares purchased for cancellation	(852)		(1,658)
Decrease in loans	(496)		(137)

		(1,344)		(1,784)

Increase/(decrease) in cash in the year		122		(150)

MOVEMENTS IN NET BORROWINGS

	Year ended	Year ended
	30 June 2003	30 June 2002
	£ million	£ million

Increase/(decrease) in cash in the year	122	(150)
Cash flow from change in loans	496	137
Change in liquid resources	(256)	(92)

Change in net borrowings from cash flows	362	(105)
Exchange adjustments	227	267
Non-cash items	37	(179)

Decrease/(increase) in net borrowings	626	(17)
Net borrowings at beginning of the year	(5,496)	(5,479)

Net borrowings at end of the year	(4,870)	(5,496)

DIAGEO CONSOLIDATED STATEMENT OF
TOTAL RECOGNISED GAINS AND LOSSES

		Year ended	Year ended
		30 June 2003	30 June 2002
		£ million	£ million

Profit for the year	— group	(170)	1,486
	— associates	246	131

		76	1,617
Exchange adjustments		(164)	(93)
Tax charge on exchange in reserves		(7)	—

Total recognised gains and losses for the year		(95)	1,524

NOTES

1.	Segmental analysis

		2003		2002
	Turnover	Operating profit	Turnover	Operating profit
	£ million	£ million	£ million	£ million

Class of business:
Continuing operations
Premium drinks	8,961	1,976	8,704	1,766

Discontinued operations
Quick service restaurants	479	53	1,123	156
Packaged food	—	—	1,455	184

	479	53	2,578	340

	9,440	2,029	11,282	2,106

Geographical area by destination:
Great Britain	1,472	220	1,601	206
Rest of Europe	2,568	458	2,603	472
North America	3,159	783	4,717	856
Asia Pacific	1,008	243	1,001	231
Latin America	481	143	639	192
Rest of World	752	182	721	149

	9,440	2,029	11,282	2,106

Operating profit is after deducting goodwill amortisation of £4 million (2002 — £12 million), of which £2 million in each year relates to premium drinks. It is before exceptional operating items of £168 million relating to premium drinks (2002 — £453 million, including £21 million relating to discontinued operations). The geographical analysis is based on the location of the third party customers.

	2003	2002
	£ million	£ million

Net assets by class of business:
Premium drinks	8,085	8,275
Quick service restaurants	—	1,430

	8,085	9,705
Investments in associates	3,034	2,899
Tax, dividends and other	(766)	(552)
Net borrowings	(4,870)	(5,496)

	5,483	6,556

Net assets* by geographical area:
North America	3,152	4,705
Europe	3,812	3,886
Asia Pacific	796	726
Latin America	95	134
Rest of World	230	254

	8,085	9,705

*     Excluding investment in associates, net borrowings, tax, dividends and other

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar — £1 = $1.59 (2002 — £1 = $1.44) and euro — £1 = €1.52 (2002 — £1 = €1.61). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.65 (2002 — £1 = $1.52) and euro — £1 = €1.44 (2002 — £1 = €1.54). During the year ended 30 June 2003, the group used option cylinders and foreign exchange transaction hedges to mitigate the effect of exchange rate movements. For the year ending 30 June 2004, the group expects to use only forward foreign exchange contracts for transaction hedges.

2.	Exceptional items

		2003		2002
	£ million	£ million	£ million	£ million

Operating costs
Continuing operations
Seagram integration	(177)		(164)
Guinness UDV integration	(48)		(48)
Bass distribution rights	57		—
José Cuervo settlement	—		(220)

		(168)		(432)
Discontinued operations
Restructuring costs		—		(21)

		(168)		(453)
Associates		(21)		(41)
Disposal of fixed assets
Loss on sales		(43)		(22)
Sale of businesses
Continuing operations
Premium drinks	16		512

Discontinued operations
Burger King	(1,457)		(13)
Pillsbury	171		322
	(1,286)		309

		(1,270)		821

		(1,502)		305

3.	Taxation

The £487 million total taxation charge for the year ended 30 June 2003 comprises a UK tax credit of £37 million, a foreign tax charge of £386 million and a tax charge on associates of £138 million.

4.	Note of consolidated historical cost profits and losses

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit restated on an historical cost basis.

5.	Movements in consolidated shareholders’ funds

	2003	2002
	£ million	£ million

Profit for the year	76	1,617
Dividends	(786)	(767)

	(710)	850
Exchange adjustments	(164)	(93)
Tax charge on exchange in reserves	(7)	—
New share capital issued	4	11
Purchase of own shares for cancellation	(852)	(1,658)
Goodwill on disposals of businesses	682	1,768

Net movement in shareholders’ funds	(1,047)	878
Shareholders’ funds at beginning of the year	6,001	5,123

Shareholders’ funds at end of the year	4,954	6,001

6.	Net borrowings

	2003	2002
	£ million	£ million

Debt due within one year and overdrafts	(3,563)	(3,718)
Debt due after one year	(2,981)	(3,711)
Net obligations under finance leases	(1)	(28)

	(6,545)	(7,457)
Cash at bank and liquid resources	1,191	1,596
Interest rate and foreign currency swaps	484	365

Net borrowings	(4,870)	(5,496)

7.	Net cash inflow from operating activities

	2003	2002
	£ million	£ million

Operating profit	1,861	1,653
Exceptional operating costs	168	453
Restructuring and integration payments	(185)	(148)
Depreciation and amortisation charge	276	314
Increase in working capital	(227)	(125)
Other items	77	(139)

Net cash inflow from operating activities	1,970	2,008

8.	Statutory accounts

The financial statements of Diageo plc for the year ended 30 June 2003 and this preliminary statement were approved by a duly appointed and authorised committee of the board of directors on 3 September 2003. This statement does not comprise the statutory accounts of the group but is derived from those accounts.

The statutory accounts of Diageo plc for the year ended 30 June 2002 have been filed with the registrar of companies. KPMG Audit Plc has reported on those accounts and on the statutory accounts for the year ended 30 June 2003. Both the audit reports were unqualified and did not contain any statement under section 237 of the Companies Act 1985.

9.	New accounting standards

The financial statements comply, to the extent detailed below, with the following Financial Reporting Standards issued by the UK Accounting Standards Board.

FRS 17 — Retirement benefits. This standard replaces the use of actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values and changes in actuarial assumptions are reflected in the statement of total recognised gains and losses. The group has continued to account for pensions and post employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17 in its financial statements and will adopt this standard in its primary financial statements from 1 July 2003.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the US Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	The effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	Legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	Changes in the cost of raw materials and labour costs;

•	Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	Levels of marketing and promotional expenditure by Diageo and its competitors;

•	Renewal of distribution rights on favourable terms when they expire;

•	Termination of existing distribution rights on agency brands;

•	Technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations which may affect Diageo’s access to or increase the cost of financing.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk Factors’ contained in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2002 filed with the US Securities and Exchange Commission.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date ..... 4 September 2003	By
	Name:	J Nicholls
	Title:	Deputy Secretary